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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549


                                  FORM 12b-25

                                                  Commission File Number 0-19714


                           NOTIFICATION OF LATE FILING

                    (Check One): (X) Form 10-K ( ) Form 11-K
                   ( ) Form 20-F ( ) Form 10-Q ( ) Form N-SAR


For Period Ended: January 31, 1998

( )   Transition Report on Form 10-K      ( )   Transition Report on Form 10-Q
( )   Transition Report on Form 20-F      ( )   Transition Report on Form N-SAR
( )   Transition Report on Form 11-K

For the Transition Period Ended:_______________________________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                         PART I. REGISTRANT INFORMATION

Full name of registrant                     PERFUMANIA, INC.

Former name if applicable

Address of principal executive office       11701 N.W. 101 Road

City, State and Zip Code                    MIAMI, FLORIDA  33178


                        PART II. RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

(x) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(x) (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q; or portion thereof will be filed on or before the 5th calendar day following the prescribed due date; and

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant has not yet completed its annual audit because it is in the process of analyzing and determining appropriate reserves for impairment of retail store fixed assets and reserves for excess inventory.



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                           PART IV. OTHER INFORMATION

               (1) Name and telephone number of person to contact in regard to this notification.

        RON A. FRIEDMAN             305                889-1600
        ---------------             ----               ----------
            (Name)              (Area code)        (Telephone number)

               (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrants were required to file such report (s) been filed? If the answer is no, identify report(s).

                                             (x)    Yes         ( )   No

               (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             (x)    Yes         ( )   No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the year ended January 31, 1998, Perfumania, Inc. will report a net loss due to the following: 1) an increase in provision for doubtful accounts and write-offs of wholesale accounts receivable, 2) provision for impairment of retail store fixed assets as per Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and 3) a provision for excess inventory. The Company is in the process of analyzing and quantifying the above amounts which will be reported in its Form 10-K for the year ended January 31, 1998.


                                PERFUMANIA, INC.

                  (Name of registrant as specified in charter.)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Date May 1, 1998           By /s/  RON A. FRIEDMAN
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                                       Ron A. Friedman
                                       President, Chief Financial Officer,
                                       Chief Operating Officer, Treasurer and
                                       Secretary